UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MongoDB, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

60937P106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60937P106	SCHEDULE 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P. (“SC USGF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,387,282
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,387,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.6%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P. (“SC USGF PF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 149,240
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 149,240
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SCGF IV MANAGEMENT, L.P. (“SCGF IV MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

3,536,522 shares, of which 3,387,282 shares of Class B common stock are directly owned by SC USGF IV and 149,240 shares of Class B common stock are directly owned by SC USGF PF IV. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

3,536,522 shares, of which 3,387,282 shares of Class B common stock are directly owned by SC USGF IV and 149,240 shares of Class B common stock are directly owned by SC USGF PF IV. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,536,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND (Q), LP (“SC USV 2010 PFQ”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 327,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 327,158
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND, LP (“SC USV 2010 PF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 66,057
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 66,057
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,057
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 FUND, LP (“SC USV 2010”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,977,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,977,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,977,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.2%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON SC U.S. VENTURE 2010 MANAGEMENT, L.P. (“SC USV 2010 MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

3,370,300 shares, of which 2,977,085 shares of Class B common stock are directly owned by SC USV 2010, 327,158 shares of Class B common stock are directly owned by SC USV 2010 PFQ, and 66,057 shares of Class B common stock are directly owned by SC USV 2010 PF. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

3,370,300 shares, of which 2,977,085 shares of Class B common stock are directly owned by SC USV 2010, 327,158 shares of Class B common stock are directly owned by SC USV 2010 PFQ, and 66,057 shares of Class B common stock are directly owned by SC USV 2010 PF. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.5%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

6,906,822 shares, of which 2,977,085 shares of Class B common stock are directly owned by SC USV 2010, 327,158 shares of Class B common stock are directly owned by SC USV 2010 PFQ, 66,057 shares of Class B common stock are directly owned by SC USV 2010 PF, 3,387,282 shares of Class B common stock are directly owned by SC USGF IV and 149,240 shares of Class B common stock are directly owned by SC USGF PF IV. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV. SC US TTGP is the General Partner of each of SCGF IV MGMT and SC USV 2010 MGMT.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

6,906,822 shares, of which 2,977,085 shares of Class B common stock are directly owned by SC USV 2010, 327,158 shares of Class B common stock are directly owned by SC USV 2010 PFQ, 66,057 shares of Class B common stock are directly owned by SC USV 2010 PF; 3,387,282 shares of Class B common stock are directly owned by SC USGF IV and 149,240 shares of Class B common stock are directly owned by SC USGF PF IV. SC USV 2010 MGMT is the General Partner of each of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010. SCGF IV MGMT is the General Partner of each of SC USGF IV and SC USGF PF IV. SC US TTGP is the General Partner of each of SCGF IV MGMT and SC USV 2010 MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,906,822
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.5%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2017.

CUSIP No. 60937P106	SCHEDULE 13G	Page 10 of 12 Pages

ITEM 1.

(a)	Name of Issuer:

MongoDB, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

229 W. 43rd Street, 5th Floor

New York, NY

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital U.S. Growth Fund IV, L.P.

Sequoia Capital USGF Principals Fund IV, L.P.

SCGF IV Management, L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), LP

Sequoia Capital U.S. Venture 2010 Partners Fund, LP

Sequoia Capital U.S. Venture 2010 Fund, LP

SC U.S. Venture 2010 Management, L.P.

SC US (TTGP), Ltd.

SCGF IV MGMT is the General Partner of SC USGF IV and SC USGF PF IV. SC USV 2010 MGMT is the General Partner of SC USV 2010 PFQ, SC USV 2010 PF and SC USV 2010. SC US TTGP is the General Partner of SCGF IV MGMT and SC USV 2010 MGMT.

(b)	Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c)	Citizenship:

SC USGF IV, SC USGF PF IV, SCGF IV MGMT, SC USV 2010 PFQ, SC USV 2010 PF, SC USV 2010, SC USV 2010 MGMT, SC US TTGP: Cayman

(d)	CUSIP Number:

60937P106

ITEM 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

CUSIP No. 60937P106	SCHEDULE 13G	Page 11 of 12 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 60937P106	SCHEDULE 13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Sequoia Capital U.S. Growth Fund IV, L.P
Sequoia Capital USGF Principals Fund IV, L.P.

By: SCGF IV Management, L.P.
General Partner of Each

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF IV Management, L.P.

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), LP
Sequoia Capital U.S. Venture 2010 Partners Fund, LP
Sequoia Capital U.S. Venture 2010 Fund, LP

By: SC U.S. Venture 2010 Management, L.P.
General Partner of Each

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC U.S. Venture 2010 Management, L.P.

By: SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Managing Director